UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

____________________

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3 )*

____________________

U.S. Well Services, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

91274U 101
(CUSIP Number)

Ross A. Oliver
Crestview Partners
590 Madison Avenue, 42nd Floor New York, NY 10022
(212) 906-0700

Copies to:
E. Ramey Layne
James M. Garrett
Vinson & Elkins L.L.P.
1001 Fannin, Suite 2500
Houston, Texas 77002

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 1, 2020
(Date of Event Which Requires Filing of This Statement)

____________________

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

91274U 101

1	NAME OF REPORTING PERSON Crestview Partners III GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE VOTING POWER	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 65,858,649 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 65,858,649 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 65,858,649 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 57.93%(2)
14	TYPE OF REPORTING PERSON PN
(1)	Consists of (i) 19,297,910 shares of Class A Common Stock and 119,123 Sponsor Transferred Shares (as discussed in Item 6) held directly by Crestview III USWS, L.P., (ii) 952,090 shares of Class A Common Stock and 5,877 Sponsor Transferred Shares held directly by Crestview III USWS TE, LLC, (iii) 3,625,000 shares of Class A Common Stock issuable upon exercise of the Initial Warrants (as discussed in Item 3) received by Crestview III USWS, L.P. and Crestview III USWS TE, LLC pursuant to the Subscription Agreement (as discussed in Item 3), (iv) 1,244,444 shares of Class A Common Stock issuable upon exercise of the Preferred Warrants, consisting of (A) 1,066,666 May 2019 Warrants and (B) 177,778 Additional May 2019 Warrants (as discussed in Item 3) (together, the Preferred Warrants with the Initial Warrants, the “Outstanding Warrants”) issued to Crestview III USWS, L.P. and Crestview III USWS TE, LLC pursuant to the Series A Purchase Agreement (as discussed in Item 3), (v) 3,276,543 shares of Class A Common Stock issuable on or after May 24, 2020, upon conversion of the 20,000 shares of Series A Preferred Stock issued to Crestview III USWS, L.P. and Crestview III USWS TE, LLC pursuant to the Series A Purchase Agreement (as discussed in Item 3) and (vi) 37,337,662 shares of Class A Common Stock issuable on or after April 1, 2020, upon conversion of the 11,500 shares of Series B Preferred Stock issued to Crestview III USWS, L.P. and Crestview III USWS TE, LLC pursuant to the Series B Purchase Agreement (as discussed in Item 3), in each case, for which Crestview Partners III GP, L.P. may be deemed to be the beneficial owner. Excludes any shares of Class A Common Stock that may be issued upon exercise of any Additional May 2019 Warrants that may be issued after the date hereof pursuant to the terms of the Series A Purchase Agreement (as discussed in Item 3).

(2)	Based on (i) 62,697,980 aggregate shares of Class A Common Stock and Class B Common Stock issued and outstanding as of March 31, 2020 as represented by the Issuer in the Series B Purchase Agreement (as discussed in Item 3), plus (ii) 4,869,444 shares of Class A Common Stock issuable upon exercise of the Outstanding Warrants, plus (iii) 3,276,543 shares of Class A Common Stock issuable upon conversion of the 20,000 shares of Series A Preferred Stock, plus (iv) 37,337,662 shares of Class A Common stock issuable upon conversion of the 11,500 shares of Series B Preferred Stock. Each share of the Issuer’s Class B Common Stock, together with one common unit representing limited liability company interests in USWS Holdings LLC, is exchangeable for one share of Class A Common Stock.

91274U 101

1	NAME OF REPORTING PERSON Crestview III USWS, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE VOTING POWER	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 62,761,245(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 62,761,245(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 62,761,245(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 55.21%(2)
14	TYPE OF REPORTING PERSON PN
(1)	Consists of (i) 19,297,910 shares of Class A Common Stock and 119,123 Sponsor Transferred Shares, (ii) 3,454,564 shares of Class A Common Stock issuable upon exercise of the Initial Warrants,(iii) 1,185,934 shares of Class A Common Stock issuable upon exercise of the Preferred Warrants, consisting of (A) 1,016,515 May 2019 Warrants and (B) 169,419 Additional May 2019 Warrants (as discussed in Item 3), (iv) 3,122,545 shares of Class A Common Stock issuable on or after May 24, 2020, upon conversion of 19,060 shares of the Series A Preferred Stock (as discussed in Item 3) and (v) 35,581,169 shares of Class A Common Stock issuable on or after April 1, 2020, upon conversion of 10,959 shares of Series B Preferred Stock (as discussed in Item 3). Excludes any shares of Class A Common Stock that may be issued upon exercise of any Additional May 2019 Warrants that may be issued after the date hereof pursuant to the terms of the Series A Purchase Agreement (as discussed in Item 3).

(2)	Based on (i) 62,697,980 aggregate shares of Class A Common Stock and Class B Common Stock issued and outstanding as of March 31, 2020 as represented by the Issuer in the Series B Purchase Agreement (as discussed in Item 3), plus (ii) 4,869,444 shares of Class A Common Stock issuable upon exercise of the Outstanding Warrants, plus (iii) 3,276,543 shares of Class A Common Stock issuable upon conversion of the 20,000 shares of Series A Preferred Stock, plus (iv) 37,337,662 shares of Class A Common stock issuable upon conversion of the 11,500 shares of Series B Preferred Stock. Each share of the Issuer’s Class B Common Stock, together with one common unit representing limited liability company interests in USWS Holdings LLC, is exchangeable for one share of Class A Common Stock.

91274U 101

1	NAME OF REPORTING PERSON Crestview III USWS TE, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE VOTING POWER	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,097,405(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,097,405(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,097,405(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.72%(2)
14	TYPE OF REPORTING PERSON CO
(1)	Consists of (i) 952,090 shares of Class A Common Stock and 5,877 Sponsor Transferred Shares, (ii) 170,436 shares of Class A Common Stock issuable upon exercise of the Initial Warrants, (iii) 58,510 shares of Class A Common Stock issuable upon exercise of the Preferred Warrants, consisting of (A) 50,151 May 2019 Warrants and (B) 8,359 Additional May 2019 Warrants (as discussed in Item 3), (iv) 153,998 shares of Class A Common Stock issuable on or after May 24, 2020, upon conversion of 940 shares of the Series A Preferred Stock (as discussed in Item 3) and (v) 1,756,494 shares of Class A Common Stock issuable on or after April 1, 2020, upon conversion of 10,959 shares of Series B Preferred Stock (as discussed in Item 3) . Excludes any shares of Class A Common Stock that may be issued upon exercise of any Additional May 2019 Warrants that may be issued after the date hereof pursuant to the terms of the Series A Purchase Agreement (as discussed in Item 3).

(2)	Based on (i) 62,697,980 aggregate shares of Class A Common Stock and Class B Common Stock issued and outstanding as of March 31, 2020 as represented by the Issuer in the Series B Purchase Agreement (as discussed in Item 3), plus (ii) 4,869,444 shares of Class A Common Stock issuable upon exercise of the Outstanding Warrants, plus (iii) 3,276,543 shares of Class A Common Stock issuable upon conversion of the 20,000 shares of Series A Preferred Stock, plus (iv) 37,337,662 shares of Class A Common stock issuable upon conversion of the 11,500 shares of Series B Preferred Stock. Each share of the Issuer’s Class B Common Stock, together with one common unit representing limited liability company interests in USWS Holdings LLC, is exchangeable for one share of Class A Common Stock.

This Amendment No. 3 to Schedule 13D (this “Statement”) amends and restates the Schedule 13D originally filed by the Reporting Persons (as defined below) on November 19, 2018, as amended by Amendment No. 1 to the Schedule 13D filed by the Reporting Persons on May 29, 2019, as further amended by Amendment No. 2 to the Schedule 13D filed by the Reporting Persons on November 12, 2019.

Item 1.	Security and Issuer

This Statement relates to the Class A common stock, par value $0.0001 per share (the “Class A Common Stock”) of U.S. Well Services, Inc., a Delaware corporation (the “Issuer”). The Class A Common Stock and Class B common stock, par value $0.0001 per share, of the Issuer (the “Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”) are treated as a single class for purposes of this Statement because they vote together as a single class.

The principal executive offices of the Issuer are located at 770 South Post Oak Lane, Suite 405, Houston, TX 77056.

Item 2.	Identity and Background

The names of the persons filing this Statement are Crestview Partners III GP, L.P. (“Crestview GP”), Crestview III USWS, L.P. (“Crestview III LP”) and Crestview III USWS TE, LLC (“Crestview III LLC,” and together with Crestview III LP, the “Crestview Parties” and, together with Crestview GP, the “Reporting Persons” and each, a “Reporting Person”). Crestview GP and Crestview III LP are each a Delaware limited partnership. Crestview III LLC is a Delaware limited liability company. Each of the Reporting Persons is a private investment fund. Crestview GP serves as the general partner of the investment funds which are direct or indirect members of the Crestview Parties. Decisions by Crestview GP to vote or dispose of the Class A Common Stock held by the Crestview Parties requires the approval of a majority of the seven members of its investment committee and its chairman, which is composed of the following individuals: Barry S. Volpert (chairman), Thomas S. Murphy, Jr., Richard M. DeMartini, Robert V. Delaney, Jr., Brian P. Cassidy, Alexander M. Rose and Adam J. Klein. None of the foregoing persons has the power individually to vote or dispose of any of the Class A Common Stock held by the Crestview Parties. Each of the foregoing individuals, in his capacity as solely a member of the investment committee, disclaims beneficial ownership of all such Class A Common Stock. The address of the principal office of each of the Reporting Persons is c/o Crestview, 590 Madison Avenue, 42nd Floor, New York, New York 10022.

During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The Crestview Parties collectively purchased 20,250,000 shares of Class A Common Stock (the “Acquired Shares”) and 7,250,000 private placement warrants with each warrant exercisable for one-half of one share of Class A Common Stock at an exercise price of $5.75 per half share, or $11.50 per whole share (the “Initial Warrants”) for aggregate consideration of $180,000,000 pursuant to the Subscription Agreement (the “Subscription Agreement”), dated July 13, 2018, by and among Matlin & Partners Acquisition Corporation, Matlin & Partners Acquisition Sponsor LLC, Cantor Fitzgerald & Co., the Crestview Parties, and, solely for purposes of Section 12(a) therein, Crestview Partners III (TE), L.P. (“VCOC I”) and Crestview Partners III Co-Investors, L.P. (“VCOC II,” and, together with VCOC I, “Crestview VCOC”). The Initial Warrants became exercisable 30 days after the closing of the Merger Agreement (as discussed in Item 4), which closed on November 9, 2018. The source of funds for such purchase was capital contributions made by the investors in each of the Crestview Parties as well as available lines of credit.

On May 24, 2019 (the “Series A Preferred Closing”), the Crestview Parties collectively purchased 20,000 shares of Series A Redeemable Convertible Preferred Stock of the Issuer, par value $0.0001 per share (the “Series A Preferred Stock”), and 1,066,666 warrants exercisable as described in Item 4 below (the “May 2019 Warrants”) for aggregate consideration of $20,000,000 pursuant to the Series A Purchase Agreement dated May 23, 2019 by and among the Crestview Parties, the Issuer and the other purchasers party thereto (the “Series A Purchase Agreement”). In addition, the Series A Purchase Agreement provides that the Issuer will issue the Crestview Parties 177,778 additional warrants exercisable as described in Item 4 below (the “Additional May 2019 Warrants” and, together with the May 2019 Warrants, the “Preferred Warrants”) beginning on March 31, 2020 and on a quarterly basis thereafter for a total of up to nine such issuances, in each case, if the shares of Series A Preferred Stock remain outstanding as of such applicable date. The source of funds for such purchase was capital contributions made by the investors in each of the Crestview Parties as well as available lines of credit. On March 31, 2020, in accordance with the terms of the Series A Purchase Agreement, the Issuer issued 177,778 Additional May 2019 Warrants to the Crestview Parties.

On April 1, 2020 (the “Series B Preferred Closing”), the Crestview Parties collectively purchased 11,500 shares of Series B Redeemable Convertible Preferred Stock of the Issuer, par value $0.0001 per share (the “Series B Preferred Stock”), for aggregate consideration of $11,500,000 pursuant to the Series B Purchase Agreement dated March 31, 2020 (the “Series B Purchase Agreement” and, together with the Series A Purchase Agreement, the “Purchase Agreements”) by and among the Crestview Parties, the Issuer and the other purchasers party thereto (the “Series B Purchasers”). The source of funds for such purchase was capital contributions made by the investors in each of the Crestview Parties.

Item 4.	Purpose of Transaction.

The following describes any other plans or proposals that any Reporting Person may have with respect to the matters set forth in Item 4(a)-(j) of Schedule 13D:

On July 13, 2018, the Issuer entered into a Merger and Contribution Agreement (the “Merger Agreement”), by and among the Issuer, MPAC Merger Sub LLC, USWS Holdings, certain owners of equity interests in USWS Holdings and, solely for the purposes specified therein, the seller representative named therein. In connection with the entry into the Merger Agreement, the Issuer entered into a Subscription Agreement, pursuant to which (i) the Reporting Persons purchased the Acquired Shares and the Initial Warrants and (ii) the Issuer agreed that Crestview VCOC shall have the right to designate (x) two directors to the board of directors of the Issuer so long as the Crestview Parties beneficially own at least 14.3% of the outstanding Class A Common Stock and (y) one director to the board of directors of the Issuer so long as the Crestview Parties beneficially own at least 5% and less than 14.3% of the Class A Common Stock. Adam J. Klein, who is a Partner of each of Crestview, L.L.C. and Crestview Advisors, L.L.C., currently serves as Crestview VCOC’s designee on the Issuer’s board of directors, and in such capacity may have influence over the corporate activities of the Issuer.

Concurrently with the closing of transactions contemplated by the Merger Agreement, each of the Crestview Parties entered into the Amended and Restated Registration Rights Agreement, dated November 9, 2018 (the “Registration Rights Agreement”) with the Issuer and certain other stockholders of the Issuer listed on the signature pages thereto. The Registration Rights Agreement includes customary provisions relating to, among other things, “demand” registration rights and “piggy-back” registration rights. Pursuant to the Registration Rights Agreement, the Issuer will have certain obligations to register for resale under the Securities Act of 1933, as amended (the “Securities Act”), (i) all or any portion of the shares of Class A Common Stock that the holders hold as of the date of such agreement and that they may acquire thereafter, including upon the conversion, exercise or exchange of any other security therefor and (ii) the Initial Warrants.

Subject to the terms and conditions of the Certificate of Designations the Issuer filed with the Delaware Secretary of State on May 24, 2019 (the “Series A Certificate of Designations”), following the first anniversary of the Series A Preferred Closing, all or any portion of the shares of Series A Preferred Stock may be converted into Class A Common Stock at any time based on the then-applicable liquidation preference (as determined in accordance with the Series A Certificate of Designations) divided by the applicable conversion price. The ordinary conversion price of the Series A Preferred Stock is $6.67 and is subject to adjustment for stock splits, combinations, certain distributions or similar events. However, if the Issuer exercises its right to redeem the Series A Preferred Stock and funds such redemption with proceeds from an equity offering within one year of the Series A Preferred Closing, the conversion price will be the higher of the price to the public in such offering and the ordinary conversion price. As a result, the number of shares of Class A Common Stock issuable upon conversion of the shares of Series A Preferred Stock cannot be determined at this time, though the Series A Certificate of Designations provides that the shares of Series A Preferred

Stock held by the Crestview Parties may not be converted into more than 4,960,000 shares of Class A Common Stock, subject to certain adjustments as provided therein.

Subject to the terms and conditions of the Series A Certificate of Designations, the Series A Preferred Stock is also subject to redemption by the Issuer at any time and may be automatically converted at the election of the Issuer if (i) the closing price of the Class A Common Stock is greater than 130% of the conversion price for 20 trading days over any 30 consecutive trading day period and (ii) the average daily trading volume of the Class A Common Stock exceeded 250,000 for 20 trading days over any 30 consecutive trading day period.

The Preferred Warrants are subject to the terms and conditions of a Warrant Agreement dated May 24, 2019 by and between the Issuer and Continental Stock Transfer & Trust Company as warrant agent (the “Preferred Warrant Agreement”). Subject to the terms and conditions of the Preferred Warrant Agreement, the Crestview Parties may acquire shares of Class A Common Stock based on an exercise price of $7.66 per share (subject to adjustments for stock splits, combinations, certain distributions or similar events) from time to time beginning with the date that is six months following the Series A Preferred Closing and for six years thereafter. The Preferred Warrants are required to be net settled in stock on a cashless basis based on the difference between (i) the volume weighted average price of the Class A Common Stock as reported during the ten trading day period ending on the second trading day prior to the date on which the notice of exercise is delivered to the warrant agent and (ii) the then-applicable exercise price, in each case, at the time of exercise. As a result, the number of shares of Class A Common Stock issuable upon exercise of the Preferred Warrants cannot be determined at this time, though in no event will the Preferred Warrants be exercisable for more than 1,244,444 shares of Class A Common Stock (subject to adjustment for stock splits, combinations, certain distributions or similar events).

The Series A Purchase Agreement provides that the Issuer will issue the Crestview Parties 177,778 Additional May 2019 Warrants beginning on March 31, 2020 and on a quarterly basis thereafter for a total of up to nine such issuances, in each case, if the shares of Series A Preferred Stock remain outstanding as of such applicable date. In accordance with the terms of the Series A Purchase Agreement, the Issuer issued 177,778 Additional May 2019 Warrants to the Crestview Parties on March 31, 2020. The Additional May 2019 Warrants are subject to the terms and conditions of the Preferred Warrant Agreement.

Subject to the terms and conditions of the Series B Certificate of Designations the Issuer filed with the Delaware Secretary of State on March 31, 2020 (the “Series B Certificate of Designations” and, together with the Series A Certificate of Designations, the “Certificates of Designations”), all or any portion of the shares of Series B Preferred Stock may be converted into Class A Common Stock at any time based on the then-applicable liquidation preference (as determined in accordance with the Series B Certificate of Designations) divided by the applicable conversion price. The ordinary conversion price of the Series B Preferred Stock is $0.308 per share and is subject to adjustment for stock splits, combinations, certain distributions or similar events.

Subject to the terms and conditions of the Series B Certificate of Designations, (a) the Series B Preferred Stock is subject to redemption by the Issuer at any time after the date that is eighteen (18) months after the issuance date of the Series B Preferred Stock, and (b) following the third anniversary of the issuance date of the Series B Preferred Stock, any time the Class A Common Stock is listed on a national securities exchange, the Series B Preferred Stock is subject to conversion by the Issuer and may be automatically converted at the election of the Issuer if (i) the closing price of the Class A Common Stock is greater than 130% of the conversion price for 20 trading days over any 30 consecutive trading day period and (ii) the average daily trading volume of the Class A Common Stock exceeded 250,000 for 20 trading days over any 30 consecutive trading day period.

Concurrently with the closing of transactions contemplated by the Series A Purchase Agreement, each of the Crestview Parties entered into the Registration Rights Agreement, dated May 24, 2019 (the “Series A Registration Rights Agreement”) with the Issuer and certain other stockholders of the Issuer listed on the signature pages thereto. Concurrently with the closing of the transactions contemplated by the Series B Purchase Agreement, the Crestview Parties entered into the Series B Registration Rights Agreement, dated April 1, 2020, with the Issuer and certain other stockholders of the Issuer listed on the signature pages thereto (the “Series B Registration Rights Agreement” and, together with the Series A Registration Rights Agreement, the “Preferred Registration Rights Agreements”). The Preferred Registration Rights Agreements include customary provisions relating to, among other things, “demand” registration rights and “piggy-back” registration rights. Pursuant to the Preferred Registration Rights Agreements, the Issuer will have certain obligations to register for resale under the Securities Act of 1933, as amended (the “Securities

Act”), all or any portion of the shares of Class A Common Stock that the holders may acquire upon the conversion, exercise or exchange of shares of Series A Preferred Stock, the Series B Preferred Stock or the Preferred Warrants.

The foregoing descriptions of the Merger Agreement, the Registration Rights Agreement, the Purchase Agreements, the Certificates of Designations, the Preferred Warrant Agreement and the Preferred Registration Rights Agreements do not purport to be complete and are subject to, and qualified in their entirety by, the full text of the Merger Agreement, the Registration Rights Agreement, the Series A Purchase Agreement, the Series A Certificate of Designations, the Preferred Warrant Agreement, the Series A Registration Rights Agreement, the Series B Purchase Agreement, the Series B Certificates of Designations or the Series B Registration Rights Agreement, copies of which are being incorporated by reference as Exhibits 2, 4, 6, 7, 8, 9, 11, 12 and 13, respectively, in Item 7 of this Statement and are incorporated herein by reference.

The Reporting Persons acquired the securities covered by this Statement for investment purposes and the Reporting Persons intend to review on a continuing basis the investments in the Issuer by the Reporting Persons. Depending upon market conditions and other factors that they may deem relevant, the Reporting Persons or their affiliates may seek to acquire additional securities of the Issuer or other financial instruments related to the Issuer or its securities (which may include rights or securities exercisable or convertible into securities of the Issuer) and/or sell or otherwise dispose of some or all of the Issuer securities or financial instruments owned from time to time, in each case, in open market or private transactions, block sales or otherwise, including in connection with extraordinary corporate transactions such as a tender offer, merger or consolidation.

The Reporting Persons intend to communicate with the Issuer’s management and board of directors about a broad range of operational and strategic matters and may communicate with other stockholders or third parties regarding the foregoing. The Reporting Persons may formulate, consider, explore, develop or make plans or proposals regarding the Issuer or its securities, including related to operational or financial matters or any other potential strategic alternative intended to maximize shareholder value, including but not limited to a business combination, acquisition, sale of the Issuer or a take private transaction. Such discussions and actions may be preliminary and exploratory in nature and not rise to the level of a plan or a proposal.

Item 5.	Interest in Securities of the Issuer.

(a) and (b)

The below table sets forth the number of shares of Class A Common Stock directly and beneficially owned by each of the Reporting Persons. The shares directly owned by the Crestview Parties are deemed to be beneficially owned by Crestview GP, the general partner of the investment funds which are direct or indirect members of the Crestview Parties. Accordingly, as indicated with respect to such shares listed as beneficially owned in the below table, the applicable Reporting Persons have shared voting power to vote and direct the vote of, and have shared power to dispose and direct the disposition of, such shares. Neither Crestview III LP nor Crestview III LLC have the sole power to vote or direct the vote, or the sole power to dispose or direct the disposition of, the shares listed in the table below. Each Reporting Person expressly disclaims, to the extent permitted by applicable law, beneficial ownership of any Common Stock held by the other Reporting Persons.

Reporting Persons	Class A Common Stock Owned Directly	Aggregate Number of Shares Beneficially Owned(1)	Percentage of Class Beneficially Owned (2)
Crestview Partners III GP, L.P.	0	65,858,649	57.93%
Crestview III USWS, L.P.	19,417,033	62,761,245	55.21%
Crestview III USWS TE, LLC	957,967	3,097,405	2.72%

________________

(1)	Consists of (i) 19,297,910 shares of Class A Common Stock and 119,123 Sponsor Transferred Shares held directly by Crestview III USWS, L.P., (ii) 952,090 shares of Class A Common Stock and 5,877 Sponsor Transferred Shares held directly by Crestview III USWS TE, LLC, (iii) 3,625,000 shares of Class A Common Stock issuable upon exercise of the Initial Warrants received by Crestview III USWS, L.P. and Crestview III USWS TE, LLC pursuant to the Subscription Agreement

(as discussed in Item 3), (iv) 1,244,444 shares of Class A Common Stock issuable upon exercise of the Preferred Warrants, consisting of (A) 1,066,666 May 2019 Warrants and (B) 177,778 Additional May 2019 Warrants (as discussed in Item 3) issued to Crestview III USWS, L.P. and Crestview III USWS TE, LLC pursuant to the Series A Purchase Agreement, (v) 3,276,543 shares of Class A Common Stock issuable on or after May 24, 2020, upon conversion of the 20,000 shares of Series A Preferred Stock issued to Crestview III USWS, L.P. and Crestview III USWS TE, LLC pursuant to the Series A Purchase Agreement (as discussed in Item 3) and (vi) 37,337,662 shares of Class A Common Stock issuable on or after April 1, 2020, upon conversion of the 11,500 shares of Series B Preferred Stock issued to Crestview III USWS, L.P. and Crestview III USWS TE, LLC pursuant to the Series B Purchase Agreement (as discussed in Item 3), in each case, for which Crestview Partners III GP, L.P. may be deemed to be the beneficial owner. Excludes any shares of Class A Common Stock that may be issued upon exercise of any Additional May 2019 Warrants that may be issued after the date hereof pursuant to the terms of the Series A Purchase Agreement (as discussed in Item 3).

(2)	Based on (i) 62,697,980 aggregate shares of Class A Common Stock and Class B Common Stock issued and outstanding as of March 31, 2020 as represented by the Issuer in the Series B Purchase Agreement (as discussed in Item 3), plus (ii) 4,869,444 shares of Class A Common Stock issuable upon exercise of the Outstanding Warrants, plus (iii) 3,276,543 shares of Class A Common Stock issuable upon conversion of the 20,000 shares of Series A Preferred Stock, plus (iv) 37,337,662 shares of Class A Common stock issuable upon conversion of the 11,500 shares of Series B Preferred Stock. Each share of the Issuer’s Class B Common Stock, together with one common unit representing limited liability company interests in USWS Holdings LLC, is exchangeable for one share of Class A Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On November 9, 2018, Crestview III LLC and Crestview III LP entered into a Side Letter (the “Side Letter”) by and between Crestview III LLC, Crestview III LP, Matlin & Partners Acquisition Corporation and Matlin & Partners Acquisition Sponsor LLC (the “Sponsor”), pursuant to which the Sponsor agreed to transfer an aggregate of 125,000 shares of Class A Common Stock to Crestview III LP and Crestview III LLC (the “Sponsor Transferred Shares”). The Sponsor Transferred Shares were to be held by the Sponsor until the satisfaction of certain vesting conditions described in the Side Letter, however, on July 3, 2019 the Sponsor transferred the Sponsor Transferred Shares to Crestview III LP and Crestview III LLC in connection with the winding up of Sponsor’s operations and pursuant to the First Amendment to the Side Letter, a copy of which is attached hereto as Exhibit 10. The Sponsor Transferred Shares remain subject to the vesting conditions described in the original Side Letter, a copy of which is being incorporated by reference as Exhibit 5.

Pursuant to the terms of the Series B Purchase Agreement, the Issuer agreed that, for so long as the Crestview Parties continue to beneficially own the Series B Preferred Stock, in the event the Issuer makes any issuance that is not a public offering of any shares of (i) preferred stock, (ii) Class A Common Stock or (iii) other security that is convertible into, exercisable or exchangeable for, or which otherwise entitles the holder thereof to acquire Class A Common Stock, then, subject to certain exceptions, the Crestview Parties will be afforded the opportunity to acquire from the Issuer for the same price and on the same terms as such securities are proposed to be offered to other purchasers, up to their Pro Rata Share of such new securities. The term “Pro Rata Share” as used in the Series B Purchase Agreement refers to the percentage ownership that is obtained by dividing the number of shares of Class A Common Stock beneficially owned by the Crestview Parties and their affiliates on a fully-diluted basis by the total number of the Class A Stock beneficially owned by the Series B Purchasers and their affiliates on a fully-diluted basis.

Additionally, the Series B Purchase Agreement provides that, subject to certain exceptions, for a period of six (6) months following the issuance of the Series B Preferred Stock, the Issuer must obtain the written consent of Crestview prior to issuing, or causing its subsidiaries to issue, any shares of Class A Common Stock or any securities convertible, exchangeable or exercisable for shares of Class A Common Stock, in each case, at a price lower than $0.308 per share.

The Series B Purchase Agreement also provides that Regiment Capital Special Situations Fund V, L.P. (“TCW”) shall vote its shares of Series B Preferred Stock pursuant to Section 4 (Voting) of the Series A Certificate of Designations consistent with how Crestview or its affiliates votes on such matters. TCW has also agreed to not transfer any of its shares of Series B Preferred Stock unless such transferee agrees to be bound by such obligation.

Except as otherwise described in this Statement and the agreements incorporated by reference herein and set forth as exhibits hereto, to the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the entities named in Item 2 and between such entities and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits

Exhibit	Description
1	Joint Filing Agreement by and among the Reporting Persons dated as of September 9, 2018 (incorporated by reference to Exhibit 1 to the Schedule 13D filed by the Reporting Persons on May 29, 2019).
2	Merger and Contribution Agreement, dated as of July 13, 2018, by and among Matlin & Partners Acquisition Corporation, MPAC Merger Sub LLC, USWS Holdings LLC, certain blocker companies named therein and, solely for purposes described therein, the seller representatives named therein (incorporated by reference to Exhibit 2.1 to Matlin & Partners Acquisition Corporation’s Form 8-K, filed with the Securities and Exchange Commission on July 16, 2018).
3	Crestview Subscription Agreement, dated as of July 13, 2018, by and among Matlin & Partners Acquisition Corporation, Matlin & Partners Acquisition Sponsor LLC, Cantor Fitzgerald & Co., Crestview III USWS, L.P., Crestview III USWS TE, LLC and, solely for purposes described therein, the entities named therein (incorporated by reference to Exhibit 10.2 to Matlin & Partners Acquisition Corporation’s Form 8-K, filed with the Securities and Exchange Commission on July 16, 2018).
4	Amended and Restated Registration Rights Agreement, dated as of November 9, 2018, by among U.S. Well Services, Inc. and the holders named therein (incorporated by reference to Exhibit 4.1 to U.S. Well Services, Inc.’s Form 8-K, filed with the Securities and Exchange Commission on November 16, 2018).
5	Side Letter, dated as of November 9, 2018, by and between Crestview III USWS TE, LLC, Crestview III USWS, L.P., Matlin & Partners Acquisition Corporation and Matlin & Partners Acquisition Sponsor LLC (incorporated by reference to Exhibit 5 to the Schedule 13D filed by the Reporting Persons on May 29, 2019).
6	Purchase Agreement, dated May 23, 2019, by and among the Issuer, the Crestview Parties and the other parties thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on May 24, 2019).
7	Certificate of Designations dated May 24, 2019, of the Issuer (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by the Issuer on May 24, 2019).
8	Warrant Agreement, dated May 24, 2019, between the Issuer and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by the Issuer on May 24, 2019).
9	Registration Rights Agreement, dated May 24, 2019, by and among the Crestview Parties, the Issuer and the other parties thereto (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer on May 24, 2019).
10	First Amendment to the Side Letter, dated as of July 3, 2019, by and between Crestview III USWS TE, LLC, Crestview III USWS, L.P., Matlin & Partners Acquisition Corporation (now known as U.S. Well Services, Inc.) and Matlin & Partners Acquisition Sponsor LLC (incorporated by reference to Exhibit 10 to the Schedule 13D/A filed with the Securities and Exchange Commission on November 12, 2019).
11	Purchase Agreement, dated March 31, 2020, by and among the Issuer, the Crestview Parties and the other parties thereto (filed herewith).
12	Series A Certificate of Designations dated March 31, 2020, of the Issuer (filed herewith).
13	Registration Rights Agreement, dated April 1, 2020, by and among the Crestview Parties, the Issuer and the other parties thereto (filed herewith).

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned hereby certifies that the information set forth in this Statement is true, complete and correct.

Date: April 2, 2020

CRESTVIEW PARTNERS III GP, L.P.

By:	Crestview, L.L.C., its general partner

By:	/s/ Ross A. Oliver
Name:	Ross A. Oliver
Title:	General Counsel

CRESTVIEW III USWS, L.P.

By:	Crestview III USWS GenPar, LLC, its general partner

By:	/s/ Ross A. Oliver
Name:	Ross A. Oliver
Title:	General Counsel

CRESTVIEW III USWS TE, LLC

By:	/s/ Ross A. Oliver
Name:	Ross A. Oliver
Title:	General Counsel